Exhibit 99.2

CAT
D9
North American MINING
SAWTOOTH MINING

Lithium Americas

Lithium Americas MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2023

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas,” the “Company,” or “LAC”), prepared as of August 9, 2023, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2023 (“Q2 2023 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 (“2022 annual financial statements”). Refer to Notes 2 and 3 of the Q2 2023 financial statements and Note 2 and 3 of the 2022 annual financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of significant lithium projects. The Company strives to operate under the highest environmental, social, governance and safety standards to foster the sustainable advancement of projects that support the vital lithium supply chain and the global transition to cleaner energy. Our projects include the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy province in the northwestern region of Argentina, and the Thacker Pass project (“Thacker Pass”), located in northwestern Nevada, USA. Caucharí-Olaroz is a significant lithium brine project, which has achieved first lithium and continues to work towards reaching full production. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Thacker Pass is a sedimentary-based lithium deposit located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). The Company also has a pipeline of development and exploration stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both of which are located in Salta Province in northwestern Argentina adjacent to Jujuy province where Caucharí-Olaroz is located. Pastos Grandes is a 100% owned development stage project held through the Company’s wholly-owned subsidiary Millennial Lithium Inc. (“Millennial”). Sal de la Puna is an exploration stage project in which the Company holds a 65% interest through the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”), acquired on April 20, 2023. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly-owned subsidiary, Lithium Nevada. The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees, Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). The Company and Ganfeng collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its wholly-owned subsidiaries, Millennial in Canada and Proyecto Pastos Grandes S.A. (“PPG”) in Argentina. Operations concerning Sal de la Puna are conducted by the Company through its recently acquired 65% ownership interests in Sal de la Puna Holdings Ltd. in Canada (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.S. in Argentina which holds the project. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on the Company’s website at www.lithiumamericas.com and on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•
In June 2023, Caucharí-Olaroz achieved first lithium production as the project advances commissioning and ramp up to Stage 1 capacity of 40,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate (”Li2CO3”), which is scheduled to be completed in mid-2024.
•
Since startup, production quality has exceeded expectations with critical equipment required to achieve battery-quality lithium carbonate in the process of testing and commissioning.
•
Caucharí-Olaroz is expected to produce approximately 5,000 tonnes of lithium carbonate in 2023.
•
First lithium product from Caucharí-Olaroz has left the site and is being prepared for shipment at the port.
•
As of June 30, 2023, $895 million of the $979 million total expected capex has been spent (on a 100% basis). As of June 30, 2023, the Company expects its remaining funding requirement to be less than $25 million for capital costs, value added taxes (“VAT”) and working capital to reach positive cash flow.
•
Preparation for Caucharí-Olaroz Stage 2 expansion targeting additional production capacity of at least 20,000 tpa is underway.

Pastos Grandes Basin

•
On June 26, 2023, the Company announced the SEDAR filing of a National Instrument 43-101 ("NI 43-101") Technical Report and resource update for the Pastos Grandes Project titled, “NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina,” with an effective date of April 30, 2023.
•
The Company continues to advance Pastos Grandes’ $30 million development plan, including engineering and evaluation work, which is expected to be completed by the end of the year. Simultaneously, the Company is working to complete a project review and an updated feasibility study.
o
A geophysics program to map the basin and brine geological units has been completed and drilling has commenced. This will allow the Company to deepen its understanding of the brine reserves and provide key inputs to design the brine production system.
•
On April 20, 2023, the Company completed its acquisition of Arena Minerals and its 65% ownership interest in the Sal de la Puna project, adjacent to the Pastos Grandes project in Salta, Argentina.

United States

Thacker Pass

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In mid-June 2023, major earthworks construction commenced at Thacker Pass to support the target of initial production in the second half of 2026.
o
Deposits on long-lead items are expected to start in Q3 2023 and will continue through Q4 2024.
•
The Company continues to work closely with the U.S. Department of Energy (“DOE”) Loans Program Office to advance confirmatory due diligence and term sheet negotiations for the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), following the receipt of a Letter of Substantial Completion on February 22, 2023.
o
The Company expects the DOE ATVM Loan Program conditional approval process to be completed in 2023 and if approved, to fund up to 75% of capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023.

3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

o
The Company has approved a 2023 construction budget of $125 million with $48 million cash spent in Q2 2023 for construction of water pipelines and ponds, infrastructure improvements and the start of major earthworks.
•
On February 6, 2023, the US District Court, District of Nevada (“Federal Court”) ruled favorably for the Company in the appeal filed against the Bureau of Land Management (“BLM”) by declining to vacate the Record of Decision (“ROD”). The U.S. Court of Appeals for the Ninth Circuit affirmed the District Court’s decision on July 17, 2023.

Corporate

•
As of June 30, 2023, the Company had $502.0 million in cash and cash equivalents and short-term bank deposits, with an additional $75 million in available credit.
•
On July 31, 2023, at the annual, general and special meeting of Lithium Americas shareholders, 98.85% of the votes cast by shareholders present in person or by proxy at the meeting voted in favor of the separation of the Company into Lithium Americas (Argentina) Corp. (“Lithium Argentina”) and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation is targeted to become effective in early October 2023.
o
Additionally, in connection with the second tranche of the previously announced $650 million investment by General Motors Holdings LLC (“GM”), the Company’s shareholders passed two resolutions approving: (a) the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and (b) $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which Tranche 2 of GM’s investment would be made.
•
On August 4, 2023, the Company obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement to effect the Separation.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q2 2023

Caucharí-Olaroz, Jujuy Province, Argentina

Figure A: First shipment leaving site following achievement of first lithium production.	Figure B: Continue to work towards reaching full production of 40,000 tpa.

Health and Safety

The Total Recordable Injury Frequency rate for Caucharí-Olaroz as of June 30, 2023 was 1.41 per 200,000 hours worked (including contractors at site).

Construction Progress

Following the achievement of first lithium in June 2023, Caucharí-Olaroz is currently producing saleable lithium carbonate product. Caucharí-Olaroz is expected to produce approximately 5,000 tonnes of lithium carbonate in 2023. First lithium product from Caucharí-Olaroz has left the site and is being prepared for shipment at the port.

Critical equipment required to complete the additional purification processing necessary to achieve battery-quality lithium carbonate is being tested as part of the commissioning process with a target of reaching Stage 1 capacity of 40,000 tpa of battery-quality lithium carbonate in mid-2024.

Infrastructure

Construction of all required infrastructure was completed in Q3 2022.

Lithium Carbonate Production Facilities

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Solid-liquid separation, solvent extraction (SX), purification, carbonation plants in ramp up, ion extraction (IX) plants have been completed.
•
Critical equipment for the potassium chloride (“KCl”) plant and dry area construction is being tested as part of the commissioning process.

Capital Expenditures

As of June 30, 2023, $895 million was spent, of the $979 million total capital costs (on a 100% basis). The Company’s portion of funding in Q2 2023 was $28 million, funded in form of loans and prepayments for product.

5

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Project Financing and Liquidity

As of June 30, 2023, the Company expects its remaining funding requirement to be less than $25 million to reach commercial production and positive cash flow.

Caucharí-Olaroz Stage 2

Caucharí-Olaroz Stage 2 construction for an expansion targeting additional production capacity of at least 20,000 tpa is expected to commence following the completion of Stage 1.

Environmental and Social Responsibility

Environmental Management

An external audit of the Integrated Environmental Management System has been carried out along with Participatory Environmental Monitoring at Caucharí-Olaroz and its neighboring communities, in line with the environmental impact study. Participatory monitoring takes place quarterly and includes members of the community as well as local authorities.

Community Engagement

During Q2 2022, the seven local communities in the vicinity of Caucharí-Olaroz all approved increasing the scope of the project to accommodate the proposed Stage 2 expansion. Currently, over 25% of the employees at Caucharí-Olaroz are from the neighboring communities.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Thacker Pass, Nevada, USA

Figure A: The commencement of construction was announced on March 2, 2023.	Figure B: Major earth works commenced June 19, 2023.
Figure C: Intersection improvements in Orovada were completed in July 2023.	Figure D: Construction water ponds were filled in mid-July 2023.

Health and Safety

The Lithium Americas’ team executing early works completed 38,210 hours on-site without a lost time incidents (“LTI”) at the end of July 2023 before transitioning control of the site to Bechtel. The Company contracted Bechtel to be the Engineering, Procurement and Construction Management (“EPCM”) contractor for Thacker Pass.

7

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

DOE Loan Application and Financing Process

The Company continues to work closely with the DOE Loans Program Office to advance confirmatory due diligence and term sheet negotiations for the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), following the receipt of a Letter of Substantial Completion on February 22, 2023.

The Company expects the DOE ATVM Loan Program conditional approval process to be completed in 2023 and if approved, to fund up to 75% of capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023.

The Letter of Substantial Completion follows the Company’s April 2022 application for the DOE ATVM Loan Program. The DOE’s invitation to enter into confirmatory due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

With the combination of expected funding from the ATVM Loan Program, General Motors’ $650 million equity investment (see below) and cash on hand, the Company expects to secure funding to substantially de-risk Thacker Pass Phase 1 construction.

Regulatory and Permitting

All state and federal permits to begin construction are in place and the Company commenced construction on February 28, 2023, following receipt of a notice to proceed from the BLM.

On February 6, 2023, the Company received a favorable ruling from the Federal Court for the appeal filed against the BLM for the issuance of the ROD (the “Initial ROD Challenge”). The Federal Court declined to vacate the ROD for the mining Plan of Operations and ordered the BLM to consider one issue under the mining law relating to whether the Company possesses adequate mining-claim rights to the lands over the area in which the waste rock storage and tailings are expected to be located. On May 16, 2023, the U.S. Interior Department announced the completion of the court-remanded analysis and found that nearly all of the site contains viable lithium with fewer than 10 claims not containing lithium mineralization. This was the Company’s final obstacle for continuing construction.

A subsequent appeal of the Federal Court’s ruling in the Initial ROD Challenge was filed in the U.S. Court of Appeals for the Ninth Circuit in February 2023. The appellants’ motions for an injunction pending appeal were all denied by the courts, and construction commenced. On July 17, 2023, the Ninth Circuit court unanimously affirmed the District Court’s decision.

On February 16, 2023, three Native American tribes filed a new lawsuit against the BLM alleging among other things, adequacy of consultation by the BLM for the issuance of the ROD. The Company believes that certain arguments advanced in the new lawsuit overlap with arguments advanced during the Initial ROD Challenge. The Company has intervened in this new lawsuit. The court has denied the plaintiffs’ request for a stay.

The Company’s application to transfer the Company’s existing and optioned water rights for all of Phase 1 was approved by the State Engineer in February 2023. The State Engineer’s Office issued the final water rights permit to the Company on June 30 and July 3, 2023, authorizing the Company to use its water production wells.

Construction Update

On March 2, 2023, the Company announced the start of construction activities at Thacker Pass following receipt of notice to proceed from the BLM. Thacker Pass is expected to create over 1,000 jobs during construction and 500 jobs during operations. Initial production of Phase 1 following mechanical completion is targeted to commence in the second half of 2026.

8

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Company has awarded the EPCM contract to Bechtel, a trusted industry-leading firm that has built more than 25,000 projects for industries and governments in 160 countries on all seven continents, for the design, procurement and execution of Phase 1. Other major construction contracts awarded include:

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Aquatech International LLC has been awarded the contract for the magnesium sulfate and lithium carbonate chemical plants.
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EXP Global Inc. has been awarded the contract for the engineering, procurement, construction support, commissioning and start-up services for the sulfuric acid plant.
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MECS, Inc. was awarded the contract for the technology license, engineering and equipment for the sulfuric acid plant including their state-of-the-art MECS® Heat Recovery System, to harness waste heat to generate steam from the sulfuric acid plant, which will subsequently be converted into carbon-free electricity for the processing plant.
•
The transload terminal design has been awarded to a contractor.

The Company, Bechtel and the North American Building Trade Unions (“NABTU”) have entered into a memorandum of understanding agreeing to a project labor agreement (“PLA”) for major construction activities for Phase 1 of Thacker Pass. Further, the parties agreed to utilize the form of a National Construction Agreement with a project specific addendum as the PLA for the Thacker Pass project construction.

Construction is progressing on track, including the start of major earthworks construction in mid-June 2023. The water pipelines and ponds required during construction are completed, and the ponds were filled in early-July 2023.

A parcel of land for the workforce hub, which will provide housing for temporary construction workers, was identified and secured. The work force hub is expected to be completed by mid-2024 in advance of peak-construction.

General Motors

On January 30, 2023, Lithium Americas entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in two tranches. The investment from GM is to support the North American business by creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain. This investment is the largest-ever investment to date by an automaker to produce battery raw materials.

On February 16, 2023, the first tranche of $320 million closed with GM’s purchase of 15 million common shares of Lithium Americas at $21.34 per share, at which time Lithium Americas and GM separately entered into an offtake agreement (the “Offtake Agreement”) where GM receives exclusive access to Phase 1 production through a binding supply agreement and a Right of First Offer on Phase 2 production. GM is now Lithium Americas largest shareholder and offtake partner. The second tranche of $330 million is contemplated to be invested into the Company’s U.S. business following completion of the Separation anticipated for later this year and is subject to a number of conditions and approvals, including the Company securing sufficient funding to complete the development of Phase 1 of Thacker Pass. Financial advisory fees of approximately $17 million were accrued or paid in connection with the closing of the first tranche and $6 million will become payable upon completion of the second tranche of GM’s investment.

9

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Process Engineering and Design

Feasibility Study for Phase 1 and 2

On January 31, 2023, the Company announced the results of a feasibility study titled “Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA” dated effective November 2, 2022 (the “Thacker Pass Feasibility Study”) targeting an initial nominal production capacity of 40,000 tpa of lithium carbonate (“Li2CO3”) with a second stage expansion targeting a total nominal production capacity of 80,000 tpa. A project life of 40 years (“LOM”) is expected to utilize less than 25% of the current M&I mineral resource estimate. Actual production varies by year with highest production rates in the earlier years of operations; anticipated average production of approximately 70,000 tpa Li2CO3 in the first 25 years and approximately 67,000 tpa over LOM, including ramp up of Phase 1 and Phase 2.

Thacker Pass Feasibility Study Summary

Scenarios	Year 1-25	40 Years LOM
Design production capacity	80,000 tpa Li2CO3 (Phase 1 – 40,000 tpa)
Mining method	Continuous open-pit mining
Processing method	Sulfuric acid leaching
Mineral reserves	3.7 Mt lithium carbonate equivalent (“LCE”) at a grade of 3,160 ppm Li
Period	25 years	40 years
Lithium carbonate price[1]	$24,000 / t Li2CO3
Initial capital costs – Phase 1	$2,268 million
Initial capital costs – Phase 2	$1,728 million
Sustaining capital costs	$628 million	$1,510 million
Operating Costs (average)	$6,743 / t	$7,198 / t
Average Annual EBITDA (per year)[2]	$1,176 million	$1,094 million
After-tax net present value (“NPV”) @ 8% Discount Rate	$4,950 million	$5,727 million
After-tax internal rate of return (“IRR”)	21.2%	21.4%

1 Based on Q3 2022 long-term lithium carbonate price outlook from a leading industry market consultant.

2 Non-GAAP financial measure - refer to section "Use of Non-GAAP Financial Measures and Ratios."

Detailed scientific and technical information with respect to Thacker Pass can be found in the Thacker Pass Feasibility Study that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on January 31, 2023.

10

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Mineral Reserve and Mineral Resource Estimate Update

In January 2023, the Company announced an updated Mineral Reserve estimate for Thacker Pass of 3.7 million tonnes (“Mt”) of LCE grading at 3,160 parts per million (“ppm”) lithium (“Li”) of Proven and Probable (“P&P”), comprised of 3.3 Mt LCE Proven Reserves at 3,180 ppm Li and 0.4 Mt LCE of Probable Reserves at 3,010 ppm Li. The Company also released an expanded Mineral Resource estimate of 16.1 Mt of LCE grading 2,070 ppm Li of M&I, comprised of 7.0 Mt LCE Measured Resources at 2,450 ppm Li and 9.1 Mt LCE Indicated Resources at 1,850 ppm Li. The Mineral Resource estimate also included 3.0 Mt LCE of Inferred Resources grading 1,870 ppm. Mineral Reserves have been converted from measured and indicated Mineral Resources in the Thacker Pass Feasibility Study and have demonstrated economic viability. The effective date of the estimates was November 2, 2022. See the Company’s news release dated January 31, 2023, and the Thacker Pass Feasibility Study filed on SEDAR for further details.

Social Responsibility

Lithium Americas continues to work collaboratively with the Fort McDermitt Paiute and Shoshone Tribe and communities closest to Thacker Pass to advance our shared priorities.

Community Benefits Agreement with Fort McDermitt Tribe

A key commitment of the Community Benefits Agreement (“CBA”) signed in October 2022 with the Fort McDermitt Paiute and Shoshone Tribe, located approximately 60 kilometers (-48 miles) by road from Thacker Pass, is to build a new community center with on-site daycare, preschool, playground, cultural facility and communal greenhouse. Tribe leadership is identifying a building site location and reviewing building designs. The CBA will also provide the Tribe with training and employment opportunities for members of the Tribe; funding to support cultural education and preservation work by the Tribe; and business and contracting opportunities between the parties.

Skills Training and Job Opportunities

The Company is committed to hiring locally where possible and has been working with Great Basin College to offer a Workforce Development Training program to local communities and the Tribe. Currently, approximately 7% of the total work force at site are Native Americans. In Q2 2023, a Tribe member and a McDermitt resident were among the first local people hired to help the geophysics team prepare for major construction.

Community Engagement

The communities of Orovada and Kings Valley are the closest communities to Thacker Pass, located approximately 18 and 5 miles from the project site, respectively. For nearly two years, the Company has met regularly with local community members for the purpose of identifying community concerns and developing ways to address them. As construction activities ramp up, the Company has been increasing its community outreach through open houses, one-on-one meetings and providing tours of the Lithium Technical Development Center.

The Company collaborated with the Humboldt County School District and the BLM on finalising the design and location of a new K-8 school in Orovada, a small community 10 kilometres east of the Thacker Pass site. Construction of the new school will be 100% funded by the Company. Detailed engineering and construction planning work is currently underway, with the start of construction anticipated in the second half of 2023.

The traffic improvements to a local highway intersection in the Town of Orovada, in coordination with the Nevada Department of Transportation, was completed in July 2023. The safety upgrades at the intersection of US-95 and SR293 were developed in consultation with the local communities.

Initiative for Responsible Mining Assurance (“IRMA”)

Lithium Americas is a Pending Member of IRMA. The Company continues to identify and address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready Standard for Responsible Mineral Exploration and Development framework.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Pastos Grandes Basin, Salta Province, Argentina

Pastos Grandes Project

Pastos Grandes is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes Basin in the Salta Province, Argentina.

A positive NI 43-101 feasibility study was completed (Worley 2019) for Pastos Grandes when it was owned by Millennial, for a 24,000 tpa battery-grade lithium carbonate production plant with a 40-year mine-life using conventional lithium processing technology. Following the Company’s acquisition of Pastos Grandes from Millennial in January 2022, the Company retained Atacama Water, a hydrogeology consultancy specializing in brine, to prepare a technical report for Pastos Grandes with the objective of updating the mineral resource estimate for lithium contained in the brine in the Salar de Pastos Grandes Basin, based on the consolidation and integration of available information.

On June 26, 2023, the Company announced a NI 43-101 technical report for Pastos Grandes has been completed and filed on SEDAR in connection with a mineral resource update for the project. The Technical Report is titled “NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina,” and was prepared by Frederik Reidel, CPG, who is a qualified person independent of the Company under NI 43-101, with an effective date of April 30, 2023.

The Company continues to advance Pastos Grandes’ $30 million development plan, including engineering and evaluation work which is expected to be completed by the end of the year. Simultaneously, the Company is working to complete a project review and an updated feasibility study. Work includes validating Millennial’s feasibility study and incorporation of engineering and other optimizations to the prospective operation. The development plan includes:

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A geophysical program to map the basin, the brine/water interface and brine geological units, which has been completed.
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Additional drilling to deepen the Company’s understanding of the brine reserves and provide key inputs to design the brine production system, which has commenced.
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Data gathering and analysis from several collection points installed throughout the basin to gather information for a more thorough understanding of the brine and freshwater systems.
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Improving camp conditions and increasing camp capacity.
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Progressing pilot plant test work with different qualities of brine to expand process knowledge and support engineering design, and to support test work with potential processing equipment vendors.

Sal de la Puna Project

In April 2023, the Company completed the acquisition of Arena Minerals. Arena Minerals owned 65% of Sal de la Puna through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of the Argentine subsidiary, Puna Argentina S.A.U. (“PASA”), the owner of the Sal del la Puna Project mining claims. The remaining 35% of Sal de la Puna Holdings Ltd. is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. Sal de la Puna covers approximately 13,200 hectares of the Salar de Pastos Grandes Basin, the same basin in which the Pastos Grandes project is located. The Company is now updating a three-dimensional groundwater flow and transport model that was initiated for Sal de La Puna during 2022 to evaluate mineral reserves.

The Company is advancing development plans for both Pastos Grandes and Sal de la Puna, including evaluating opportunities to achieve synergies through joint development of the projects.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Health and Safety

Pastos Grandes has had more than 450 days without a lost time incident, with a focus on continually improving safety standards. A near-miss campaign is ongoing, among other initiatives to further develop the site’s safety culture.

Process and Engineering

Pastos Grandes has an on-site pilot plant that has been producing lithium carbonate samples and testing brine processing alternatives since April 2021. Progress to advance process and engineering work since the project’s acquisition in early 2022 has included:

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Commencement of a bidding process with EPCM contractors to complete engineering of a 20,000 tpa LCE project (Pastos Grandes Stage 1), applying front-end loading (“FEL”) standards.
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Preparation of conceptual engineering documents, including a base case for concentrated lithium brine production, a site plan with proposed location and alternatives for main elements of the production system in alignment with existing permits and a conceptual design of energy supply.
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Ongoing trials of direct lithium extraction (“DLE”) technologies using Pastos Grandes brine. DLE technologies are under consideration for use in potential expansion planning scenarios for the Pastos Grandes project.
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Strengthening the engineering team with new hires and specialized contractors.

Social Responsibility

The Pastos Grandes team has established positive relationships with the local communities based on years of engagement. Recent progress in the communities includes:

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Ongoing dialogue between important neighboring communities, specifically Santa Rosa de los Pastos and adjacent areas, and executive management from the Company;
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Continued collaboration and coordination with other companies in the region to deliver supplies such as firewood, forage for cattle and basic construction supplies to local communities, as agreed upon; and
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Constructive communication with the Estación Salar de Pocitos community, which is located between Pastos Grandes and Cauchari-Olaroz, to determine a preferred logistics route in the event of eventual construction of Pastos Grandes to potentially leverage synergies between the two sites.

Corporate Development

Separation Process

On May 15, 2023, the Company’s Board unanimously approved execution of an arrangement agreement providing for the reorganization of the Company that will result in the separation of the Company into Lithium Argentina and Lithium Americas (NewCo). Lithium Argentina will own Lithium Americas’ current interest in its Argentina lithium assets, including the 44.8% interest in Caucharí-Olaroz, the 100%-owned Pastos Grandes project and the 65% interest in the Sal de la Puna project. Lithium Americas (NewCo) will own the 100%-owned Thacker Pass lithium project in Humboldt County, Nevada as well as the Company’s investments in Green Technology Metals Limited (ASX:GT1) and Ascend Elements, Inc.

At the Company’s annual, general and special meeting of Lithium Americas shareholders on July 31, 2023, shareholders approved the Separation with 98.85% of the votes cast by shareholders present or by proxy at the meeting voting in favor of the Separation. The Separation is targeted to become effective in early October 2023.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

In addition, shareholders passed two resolutions in connection with the previously announced $650 million investment by GM. 98.42% of the votes cast by disinterested shareholders were in favor of the ownership by GM and its affiliates of more than 20% of the issued and outstanding shares of the Company (or following the Separation, Lithium Americas (NewCo)); and 98.40% of the votes cast by disinterested shareholders were in favor of $27.74 per share (as adjusted for the Separation) as the maximum subscription price at which Tranche 2 of GM’s investment would be made.

Completion of the Separation remains subject to certain regulatory approvals and closing conditions, including without limitation, having a registration statement to register Lithium Americas (NewCo) common shares under the U.S. Securities Exchange Act of 1934 become effective, and the receipt of final approvals by the Toronto Stock Exchange and the New York Stock Exchange, among other things. The Company received advanced tax rulings from both the Canada Revenue Agency and the Internal Revenue Service in July, and obtained a final order from the Supreme Court of British Columbia approving the plan of arrangement to effect the Separation on August 4, 2023.

Until the Separation is complete, Lithium Americas will continue to operate as a single company.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

(in US$ millions)	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total assets	1,501.9	1,328.4	1,016.5	1,023.9	1,043.5	1,136.2	817.3	716.2
Property, plant and equipment	90.9	35.6	9.0	8.8	9.2	8.7	4.4	3.5
Working capital	477.1	547.5	336.4	388.6	435.4	488.7	524.3	476.1
Total liabilities	255.8	274.5	232.5	251.3	231.5	308.5	281.0	188.7
Expenses	(17.1)	(17.1)	(31.8)	(25.3)	(90.3)	(16.0)	(7.7)	(16.6)
Net income/(loss) for the period	25.8	(6.4)	10.1	(40.9)	(16.6)	(46.1)	8.0	(17.2)
Basic income/(loss) per common share	0.16	(0.04)	0.07	(0.30)	(0.12)	(0.35)	0.07	(0.14)

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.
Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP Financial Measures and Ratios”).

Changes in the Company’s total assets, working capital, liabilities and net income (loss) were driven mainly by financings, particularly the GM investment, acquisition of Arena Minerals, increases in loans and contributions to Caucharí-Olaroz, expenses in the period, changes in the fair value of financial instruments and the Company’s share of results of Caucharí-Olaroz.

In Q2 2023, total assets increased primarily due to the acquisition of Arena Minerals and property, plant and equipment increased due to the capitalization of Thacker Pass construction costs. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $14.8 million and GM warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”) derivative liability by $19.0 million, partially offset by accrued interest on the convertible senior notes of $5.6 million.

In Q1 2023, total assets and working capital increased primarily due to cash proceeds from a first tranche investment by GM (“GM Tranche 1 Investment”) of $320 million and property, plant and equipment increased due to commencement of construction of the Thacker Pass project and, as a result, capitalization of the related project construction costs. Total liabilities increased primarily due to GM Tranche 2 Agreements derivative liability of $24.1 million, an increase in accrued liabilities for $16.8 million in financial advisory fees to be paid in connection with the closing of GM Tranche 1 Investment and accrued interest on the convertible senior notes of $5.4 million.

In Q4 2022, total assets and working capital decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $34.9 million, partially offset by accrued interest on the convertible senior notes of $5.4 million.

In Q3 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $8.3 million and a loss on the fair value of warrants of Arena Minerals of $1.4 million. Total liabilities increased primarily due to a $18.4 million increase in fair value of the convertible senior notes derivative liability since Q2 2022, partially offset by an interest payment of $2.8 million on the convertible senior notes in July 2022.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

In Q2 2022, total assets decreased primarily due to the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on the fair value of common shares of Green Technology Metals of $4.2 million. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $81.6 million, offset by accrued interest on the convertible senior notes of $2.5 million.

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, a $50.3 million increase in fair value of the convertible senior notes derivative liability, offset by a repayment of $24.7 million on limited recourse loan facility balance and accumulated interest.

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes offering, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment and termination of the $205 million senior credit facility.

Results of Operations – Net Income Analysis

Six Months Ended June 30, 2023 versus Six Months Ended June 30, 2022

The following table summarizes the items that resulted in an increase in net income for the six months ended June 30, 2023 versus the six months ended June 30, 2022, as well as certain offsetting items:

Financial results	Six Months Ended June 30,		Change
(in US$ million)	2023	2022
	$	$	$
Exploration and evaluation expenditures	(13.8)	(23.0)	9.2
General and administrative	(12.8)	(8.7)	(4.1)
Equity compensation	(3.4)	(1.6)	(1.8)
Share of loss of Cauchari-Olaroz project	(3.4)	(72.7)	69.3
Share of loss of Arena Minerals	(0.7)	(0.4)	(0.3)
Share of loss of Sal de la Puna Project	(0.2)	-	(0.2)
Transaction costs	(10.5)	-	(10.5)
Gain on financial instruments measured at fair value	42.9	24.3	18.6
Gain on modification of the loans to Exar Capital	-	20.4	(20.4)
Finance costs	(11.0)	(10.5)	(0.5)
Foreign exchange gain	5.6	0.9	4.7
Finance and other income	26.7	8.6	18.1
NET INCOME/(LOSS)	19.4	(62.7)	82.1

Higher net income during the six months ended June 30, 2023, is primarily attributable to:

•
a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of majority of the project costs starting February 1, 2023;
•
gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $28.1 million and the convertible note derivative liability of $15.8 million (see Note 10 and Note 11 respectively of the Company’s Q2 2023 financial statements);
•
lower share of loss of Cauchari-Olaroz project of $3.4 million during the six months ended June 30, 2023, versus $72.7 million in the comparative period. Since the Company’s share of Minera Exar loss for the six months ended June 30, 2023, exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar (see Note 7 of the Company’s Q2 2023 financial statements); and
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Higher income was partially offset by:

•
an increase in general and administrative expenses due to an increase in salaries, insurance, legal and consulting fees;
•
gain in comparative period on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital; and
•
an increase in transaction costs mainly associated with the GM transaction, and the Separation.

Expenses

Exploration and evaluation expenditures for the six months ended June 30, 2023, of $13.8 million (2022 – $23.0 million) include expenditures incurred for Thacker Pass and Pastos Grandes. The decrease in expenditures is primarily related to commencement of construction of Thacker Pass and capitalization of a majority of the project costs from February 1, 2023.

Equity compensation for the six months ended June 30, 2023 of $3.4 million (2022 – $1.6 million) is a non-cash expense and consists of $1.6 million (2022 – $0.7 million) fair market value of RSUs, and the $1.8 million (2022 – $0.9 million) fair value of PSUs vested during the period. Higher equity compensation during the period was mainly due to the timing of equity awards.

Included in general and administrative expenses during the six months ended June 30, 2023, of $12.8 million (2022 – $8.7 million) are:

•
Office and administrative expenses of $2.6 million (2022 – $1.8 million), which increased as a result of higher insurance costs and other items.
•
Professional fees of $2.7 million (2022 – $2.4 million) consisting mainly of legal fees of $0.8 million (2022 – $0.9 million), and consulting fees of $1.3 million (2022 – $1.1 million). Professional fees were higher due to increased corporate activities.
•
Salaries and benefits of $5.3 million (2022 – $3.2 million) increased mainly due to an increase in the number of employees to support growth of the Company’s operations, increases in remuneration of employees and directors due to an increase in operations.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $28.1 million was driven by changes in the underlying valuation assumptions, including the decrease as at June 30, 2023 compared to January 30, 2023, of the market price of the Company’s shares from $21.99 to $20.21, a decrease in volatility assumption from 58.34% to 46.47%, partially offset by an increase in risk-free rate from 4.77% to 5.72%.

Gain on change in fair value of convertible notes derivative of $15.8 million for the six months ended June 30, 2023 was driven by changes in the underlying valuation assumptions, including decrease as at June 30, 2023 compared to December 31, 2022, in the volatility assumption from 64.75% to 51.65%, partially offset by increases in the Company's market share price from $18.95 to $20.21 and risk-free interest rate from 4.13% to 4.53%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

Finance and other income during the six months ended June 30, 2023 was $26.7 million (2022 – $8.6 million) and includes mainly interest income on the Company’s loans to Exar Capital, cash and cash equivalents, and short-term bank deposits.

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Three Months Ended June 30, 2023 versus Three Months Ended June 30, 2022

The following table summarizes the items that resulted in an increase in net income for the three months ended June 30, 2023 (“Q2 2023”) versus the three months ended June 30, 2022 (“Q2 2022”), as well as certain offsetting items:

Financial results	Three Months Ended June 30,		Change
(in US$ million)	2023	2022
	$	$	$
Exploration and evaluation expenditures	(6.2)	(12.8)	6.6
General and administrative	(6.8)	(5.2)	(1.6)
Equity compensation	(2.4)	(0.6)	(1.8)
Share of loss of Cauchari-Olaroz project	(1.2)	(71.5)	70.3
Share of loss of Arena Minerals	(0.3)	(0.3)	-
Share of loss of Sal de la Puna Project	(0.2)	-	(0.2)
Transaction costs	(4.6)	-	(4.6)
Gain on financial instruments measured at fair value	33.3	73.6	(40.3)
Finance costs	(5.6)	(5.2)	(0.4)
Foreign exchange gain	4.0	0.5	3.5
Finance and other income	15.8	4.9	10.9
NET INCOME/(LOSS)	25.8	(16.6)	42.4

Higher net income in Q2 2023 is primarily attributable to:

•
lower share of loss of Cauchari-Olaroz project of $1.2 million in Q2 2023 versus $71.5 million in Q2 2022. Since the Company’s share of Minera Exar loss for the three months ended June 30, 2023, exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar (see Note 7 of the Company’s Q2 2023 financial statements);
•
a decrease in exploration expenditures related to capitalization of majority of the project costs in Q2 2023 due to commencement of construction of Thacker Pass; and
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions.

Higher net income was partially offset by:

•
an increase in general and administrative expenses due to an increase in salaries, office and administrative expenses;
•
lower gain on change in fair value of the financial instruments measured at fair value in Q2 2023 of $33.4 million versus $73.6 million in Q2 2022; and
•
an increase in transaction costs mainly associated with the GM transaction, and the Separation.

Expenses

Exploration and evaluation expenditures during Q2 2023 of $6.2 million (2022 – $12.8 million) include primarily expenditures related to Pastos Grandes. The decrease in expenditures is related to commencement of construction of the Thacker Pass project and, respectively, capitalization of majority of the project costs.

Equity compensation for Q2 2023 of $2.4 million (2022 – $0.6 million) is a non-cash expense and consists of the $1.4 million (2022 – $0.3 million) fair market value of RSUs, and $1.0 million (2022 – $0.3 million) fair value of PSUs vested during the period.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

General and administrative expenses during Q2 2023 were $6.8 million (2022 – $5.2 million). Increase in expenses is due to an increase in salaries as a result of an increase in the number of employees to support growth of the Company’s operations.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability of $19.1 million was driven by changes in the underlying valuation assumptions, including the decrease as at June 30, 2023, compared to March 31, 2023, of the Company’s market share price from $21.76 to $20.21, a decrease in volatility assumption from 56.32% to 46.47%, partially offset by an increase in risk-free rate from 4.49% to 5.72%.

Gain on change in fair value of convertible notes derivative of $14.8 million was driven by a decrease as at June 30, 2023, compared to March 31, 2023 in the Company’s market share price from $21.76 to $20.21, volatility assumption from 57.67% to 51.65%, partially offset by increase in risk-free interest rate from 3.80% to 4.53%.

Finance and other income during Q2 2023 were $15.8 million (2022 – $4.9 million) and includes interest income on the Company’s loans to Exar Capital, cash and cash equivalents and short-term bank deposits.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Six Months Ended June 30,
(in US$ million)	2023	2022
	$	$
Cash used in operating activities	(30.9)	(34.2)
Cash used in investing activities	(27.1)	(12.9)
Cash provided/(used) in financing activities	303.0	(23.6)
Effect of foreign exchange on cash	5.6	0.9
Change in cash and cash equivalents	250.6	(69.8)
Cash and cash equivalents - beginning of the period	194.5	510.6
Cash and cash equivalents - end of the period	445.1	440.8

As at June 30, 2023, the Company had cash and cash equivalents of $445.1 million, short-term bank deposits of $56.9 million and working capital of $477.1 million, compared to cash and cash equivalents of $440.8 million and working capital of $435.4 million as at June 30, 2022.

In Q1 2022, the limited recourse loan facility balance of $25 million and accumulated interest was repaid and cannot be reborrowed as per the terms of the facility. The remaining undrawn availability under the facility as of June 30, 2023 is $75 million.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for the Caucharí-Olaroz project is expected to be fully funded with its cash balance. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings. Minera Exar obtained a total of $80 million in 2021 and 2022 and $110 million during the six months ended June 30, 2023, in third-party loans that were secured or guaranteed by Lithium Americas and/or Ganfeng or Exar Capital to fund project construction.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

On January 30, 2023, Lithium Americas entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in Lithium Americas in two tranches. Proceeds from the investment, including from GM Tranche 1 Investment of approximately $320 million which closed on February 16, 2023, will be used for the construction of Thacker Pass. The GM Tranche 2 funding is contemplated to occur after completion of the Separation and is conditional upon certain conditions being met, including the Company securing sufficient funding to complete the development of Phase 1 of Thacker Pass as set out in the Thacker Pass Feasibility Study.

The Company continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of Thacker Pass project development. Further to the Letter of Substantial Completion received from the DOE, as announced by Company news release on February 22, 2023, the Company is proceeding with the confirmatory due diligence and term sheet negotiations process. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. If the Company is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass project’s capital costs for construction of Phase 1. DOE’s invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE’s determination whether to proceed.

The Company expects the GM Tranche 1 Investment and other sources of financing to provide sufficient financial resources to fund the development of Thacker Pass, Pastos Grandes, Sal de la Puna and its share of Cauchari-Olaroz expenditures, general and administrative and other expenditures for at least the next eighteen to twenty-four months.

The timing and the amount of expenditures for the Thacker Pass and Pastos Grandes projects are within the control of the Company due to its ownership interests in the projects. Pursuant to the agreements governing the Caucharí-Olaroz and Sal de la Puna projects, decisions regarding capital budgets for the projects require agreement between Lithium Americas and the project co-owner, Ganfeng.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of its projects, and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of its projects through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the six months ended June 30, 2023 was $30.9 million (2022 – $34.2 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the six months ended June 30, 2023 was $27.1 million (2022 – $12.9 million). During the six months ended June 30, 2023, the Company received $100 million of cash upon maturity of short-term bank deposits, which was offset by $62.3 million of loans advanced to Exar Capital and $59.9 million of cash spent on additions to PP&E, including construction costs related to the Thacker Pass project. In relation to the acquisition of Arena Minerals, the Company received $4.5 million of cash, paid $3.9 million of transaction costs, and $3.2 million of acquisition date payables.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Financing Activities

General Motors Investment

On January 30, 2023, the Company entered into an agreement with GM, pursuant to which GM agreed to make a $650 million equity investment in two tranches (the “Transaction”). The Company agreed to use the proceeds from the Transaction for the development of Thacker Pass. On February 16, 2023, the first tranche of $320 million was closed, resulting in GM’s purchase of 15 million common shares of the Company.

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million. See Note 10 of the 2022 annual financial statements for details regarding the terms of the Notes.

The Company used a portion of the net proceeds from the Offering to repay in full and terminate its $205 million senior secured credit facility and to repay in Q1 2022 the $25 million outstanding amount under its limited recourse loan facility balance. The remaining undrawn availability under the limited recourse loan facility as of June 30, 2023 is $75 million.

ATM Program and Underwritten Public Offering

ATM Program

On November 30, 2020, the Company closed an at-the-market equity program (“ATM Program”) of $100 million in gross proceeds from the sale of 9.3 million common shares. As of June 30, 2023, the Company used approximately $89.0 million of the $96.8 million in net proceeds from the ATM Program for general corporate purposes, funding of Cauchari-Olaroz and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed an underwritten public offering (the “Underwritten Public Offering”) of 18.2 million common shares, including 2.3 million common shares under an over-allotment option, at a price of $22.00 per share, for approximate gross proceeds to the Company of $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of June 30, 2023, the Company used approximately $130.4 million of the net proceeds from the Underwritten Public Offering including $109.3 million on pre-construction and engineering costs for Thacker Pass and $21.1 million on interest expense due under the senior credit facility and the Convertible Notes. The balance of funds has not been deployed to date.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering substantially as disclosed in the prospectus supplement for the Underwritten Public Offering, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set out in the supplement. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering. See the risk factors set out in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and the documents incorporated by reference therein for further details regarding factors that may cause actual use of proceeds to differ from the intended use of proceeds.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	159.9 million
Restricted Share Units (RSUs)	2.2 million
Deferred Share Units (DSUs)	0.3 million
Stock Options	-
Performance Share Units (PSUs)	0.8 million
Warrants issued pursuant to GM transaction	11.9 million
Common shares, fully diluted	175.8 million

Each of the classes of convertible securities is convertible to common shares on a one-for-one basis, except for PSUs. The number of common shares issuable upon vesting of PSUs depends on the performance of the Company’s shares over a predetermined performance period as compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR for further details regarding the method for calculating PSU performance vesting.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director on the Company’s Board of Directors:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $1.0 million during six months ended June 30, 2023 (on a 100% basis).
•
Evaporation ponds servicing contract entered into in Q1 2022 for a five-year term with a consortium owned 49% by Magna and 51% by an independent third-party contractor having a total value over the term of the contract of $68 million.

During the six months ended June 30, 2023, Minera Exar paid director’s fees to its President, who is also a Director of the Company, of $38 thousand (2022 – $37 thousand) (on a 100% basis).

During the six months ended June 30, 2023, Minera Exar obtained debt financing in the form of loans totaling $110 million from a third party to fund construction. These third-party loans are secured by a letter of credit provided by Exar Capital.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder with a Board Director, are disclosed in Notes 7 and 14 of Q2 2023 financial statements filed on SEDAR.

In March 2023, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services following the Company's contemplated separation of its U.S. and Argentine businesses. The agreement is effective the earlier of the completion of the contemplated separation or August 1, 2023, and has an aggregate value over three years of $3.2 million.

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

On the retirement of the Company’s former Chief Financial Officer, an agreement was entered into on April 20, 2023, providing for a payment of $315 thousand for delaying his retirement, a payment under the terms of his contract of approximately $24 thousand and a grant of restricted share units with a value of approximately $664 thousand to be made by the Company. The parties further agreed to enter into a Consulting Agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180 thousand.

Compensation of Key Management

The Company’s key management includes the executive management team who supervise day-to-day operations and independent directors on the Company’s Board of Directors who oversee management. Their compensation is as follows:

	Six Months Ended June 30,
(in US$ million)	2023	2022
	$	$
Equity compensation	2.7	0.9
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2.1	1.4
Salaries, bonuses and benefits included in exploration expenditures	0.1	0.2
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	0.3	0.3
Salaries and benefits capitalized to Thacker Pass project	0.2	-
	5.4	2.8

Amounts due to directors and the executive management team as at June 30, 2023, include $0.4 million due to the independent directors of the Company for Q2 2023 directors’ fees.

(in US$ million)	June 30, 2023	December 31, 2022
	$	$
Total due to directors and executive team	0.4	3.3

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company will be entitled to 49% of offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

CONTRACTUAL OBLIGATIONS

As at June 30, 2023, the Company had the following contractual obligations (undiscounted):

		Years ending December 31,
(in US$ million)	2023	2024	2025	2026 and later	Total
	$	$	$	$	$
Convertible senior notes	2.3	4.5	4.5	265.5	276.8
Accounts payable and accrued liabilities	28.2	-	-	-	28.2
Obligations under office leases¹	0.8	1.4	0.8	0.7	3.7
Other obligations¹	-	8.2	-	-	8.2
Total	31.3	14.1	5.3	266.2	316.9

¹Include principal and interest/finance charges.

The Company’s and the Company’s equity investees’ commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 7 of Q2 2023 financial statements filed on SEDAR, most of which will be incurred in the future if the Company continues to hold the subject property, continues construction or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the shares acquired as part of the investment in Green Technology Metals and Ascend Elements, the embedded derivatives in the convertible notes and the GM Tranche 2 Agreements derivative liability which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 20 of Q2 2023 financial statements filed on SEDAR.

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 7 of Q2 2023 financial statements filed on SEDAR.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.6 million for Thacker Pass, as at June 30, 2023. The Company’s $1.7 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass plan of operations is $47.6 million. Financial assurance of $13.7 million was placed with the agency in February 2023 prior to initiating construction with the remaining amount to be placed as construction activities progress.

Estimation Uncertainty and Accounting policy judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2022, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2023, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2022, other than as described below.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with GM, involved judgment, specifically in the Company’s assumption that its shareholders will approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using the Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of the Thacker Pass Feasibility Study on January 31, 2023, the receipt of the favorable ruling from the Federal Court for the issuance of the ROD, and the receipt of notice to proceed from BLM on February 7, 2023. The Company entered into an EPCM agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Accounting for Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in the Sal de la Puna project is considered to be a joint venture and accounted for using the equity method of accounting.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on Q2 2023 financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Q2 2023 financial statements.

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. These amendments did not impact the Interim Financials.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to the following disclosure documents filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com: annual MD&A for the year ended December 31, 2022 in the section entitled “Risks and Uncertainties;” and, the Annual Information Form for the year ended December 31, 2022 in the section entitled “Risk Factors.”

CHANGES IN DIRECTORS AND MANAGEMENT

In April 2023, Eduard Epshtein retired from his role as Chief Financial Officer and Pablo Mercado joined as Executive Vice President and Chief Financial Officer. Mr. Mercado has over 23 years of experience in finance and corporate development in the energy industry. Prior to joining Lithium Americas, he served as Chief Financial Officer of EnLink Midstream, LLC, and prior to that, as Chief Financial Officer of Forum Energy Technologies, Inc., both U.S. public companies listed on the New York Stock Exchange. Mr. Mercado started his professional career in 1998. He was an investment banker at Bank of America, UBS and Credit Suisse, until joining Forum in 2011. Pablo holds a BBA from the Cox School of Business and a BA in Economics from the Dedman College, both of Southern Methodist University, and an MBA from The University of Chicago Booth School of Business.

Mr. Xiaoshen Wang did not stand for re-election to the Board of Directors of the Company. At the July 31, 2023, annual general and special meeting of shareholders, the eight director nominees listed in the Company's management information circular dated June 16, 2023 were also re-elected as directors, to serve until the close of the next annual meeting of shareholders, subject to the completion of the Separation.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company.

Detailed scientific and technical information on the Thacker Pass project can be found in the NI 43-101 technical report dated January 31, 2023, entitled “Feasibility Study: National Instrument 43-101 Technical Report for the Thacker Pass project, Humboldt County, Nevada, USA” (the “Thacker Pass Technical Report”). The Thacker Pass Technical Report has an effective date of November 2, 2022 and was prepared by Daniel Roth, P.E., Laurie Tahija, QP-MMSA, Eugenio Iasillo, P.E., Kevina Martina, PE., Benson Chow, RM-SME, Walter Mutler, P.E., Kevin Bahe, P.E., Paul Kaplan, P.E., Tyler Cluff, RM-SME and Bruce Shannon, P.E., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company.

Detailed scientific and technical information on the Pastos Grandes project can be found in the NI 43-101 technical report dated June 16, 2023, entitled “Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina”. The technical report has an effective date of April 30, 2023 and was prepared by Frederik Reidel, CPG, a “Qualified Person” for the purposes of NI 43-101 and is independent of the Company.

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Copies of the technical reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education, and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company.

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to the results of the feasibility study, the resources and reserves, and factors that may affect those estimates is available in the above-mentioned Thacker Pass Technical Report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

Further information about the Pastos Grandes project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, factors that may affect those estimates, is available in the above-mentioned Pastos Grandes technical report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the U.S. Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s Q2 2023 financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to non-GAAP financial measures “working capital” and expected average annual “EBITDA” with respect to the results of the feasibility study for the Thacker Pass project, which are not measures recognized under IFRS and do not have standardized meanings prescribed by IFRS or by Generally Accepted Accounting Principles (“GAAP”) in the United States.

These non-GAAP financial measures may not be comparable to similar measures used by other issuers.

“Working capital” is the difference between current assets and current liabilities. It is a financial measure that has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

“EBITDA” is an abbreviation for earnings before interest, taxes, depreciation and amortization. The Company believes this measure provides investors with an improved ability to evaluate the prospects of the Company and, in particular, its Thacker Pass project. As the Thacker Pass project is not in production, this prospective non‐GAAP financial measure may not be reconciled to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non‐GAAP measure or ratio discussed herein is nil$.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the six months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz project to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected remaining funding

29

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

commitments at the Caucharí-Olaroz project; expected timing of full capacity production at the Caucharí-Olaroz project and plans for additional production capacity; expectations regarding funding the Thacker Pass project; expectations regarding accessing funding from the ATVM Loan Program, including the expected amount, timing and outcome of the loan application; expectation that ATVM Loan Program, if approved, will fund 75% of capital costs for construction of Phase 1 at the Thacker Pass project; that development costs at the Thacker Pass project may qualify as eligible costs under the ATVM Loan Program; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including current lawsuits involving the Record of Decision for the project, and the transfer application for certain water rights for the project; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz project under its co-ownership structure; ability to produce battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; timing of deposits on long-lead items at the Thacker Pass project; successful development of the Thacker Pass project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Caucharí-Olaroz project and the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project and the expected capital expenditures for the construction of the Thacker Pass Project; anticipated job creation and workforce hub at the Thacker Pass project; expecting timing to complete project review, feasibility studies, development planning, evaluating opportunities for synergy, and reach a construction decision for the Pastos Grandes and Sal de la Puna projects; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; the GM transaction and the potential for additional financing scenarios for the Thacker Pass project; the expected timetable for completing Tranche 2 of GM’s investment; the ability of the Company to complete Tranche 2 of GM’s investment on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals, authorizations and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass project, required for Tranche 2 of GM’s investment; anticipated payment of financial advisory fees in connection with closing of Tranche 1 of GM’s investment; the expected benefits of the GM transaction; the expected timetable for completing the Separation; the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of required third party, stock exchange and regulatory approvals required for the Separation; the expected holdings and assets of the entities resulting from the Separation; the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders; the strategic advantages, future opportunities and focus of each business resulting from the Separation; and the successful integration and expected benefits of the acquisition of Arena Minerals, including opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

30

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz Project;
•
ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and the respective impacts of the projects when production commences;
•
ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project, and costs for any additional exploration work at the projects;
•
estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•
timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•
the Company’s ability to obtain additional financing on satisfactory terms or at all;

31

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Expressed in US dollars, unless stated otherwise)

•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impact of inflationary and other conditions flowing from COVID-19, or otherwise, on the Company’s business and global mark; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and in the Company’s latest AIF available on SEDAR.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and this MD&A. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR at www.sedar.com.

32